NewsRelease Coastal GasLink Phase 2 to proceed following LNG Canada Final Investment Decision Project will enable more Canadian natural gas to meet growing global LNG demand CALGARY, Alberta, Sept. 29, 2026 – TC Energy Corporation (TSX, NYSE: TRP) today announced Coastal GasLink (CGL) Phase 2 will proceed following LNG Canada and its joint venture participants’ positive Final Investment Decision (FID) on the expansion of the LNG Canada facility, satisfying the conditions associated with TC Energy’s previously approved conditional FID for the project. Today, the CGL pipeline safely transports approximately 2.1 Bcf/d of natural gas. CGL Phase 2 will nearly double the existing capacity by adding new compressor stations and upgrading facilities along the existing 670-kilometre route from Dawson Creek to the LNG Canada liquefaction facility in Kitimat, northern British Columbia. “Coastal GasLink pipeline was a nation-building project that established Canada’s first direct path for natural gas to reach global LNG markets and Phase 2 is building on that legacy. By nearly doubling the capacity of this world-class infrastructure, we are maximizing the value of this asset, which is underpinned by the Western Canada Sedimentary Basin—one of the most prolific natural gas resource basins on the planet. Phase 2 will strengthen Canada’s role in supplying reliable, affordable and secure energy to global markets while creating long-term value for Indigenous and local communities, customers and shareholders.” — François Poirier, TC Energy President and Chief Executive Officer An integrated model for delivery CGL Phase 2 will be delivered through an integrated execution model. Under the commercial agreements announced earlier this year, LNG Canada will lead project construction as Phase 2 Execution Manager, while CGL will remain the owner, operator and permit holder of the pipeline and associated facilities. CGL and TC Energy will provide certain technical advisory and procurement services along with operational expertise to support delivery. The commercial structure limits CGL’s capital commitments and overall exposure to construction cost and schedule risks, consistent with TC Energy’s strategic priorities of disciplined execution, prudent capital allocation and maintaining financial strength. Building on partnership and shared prosperity CGL’s legacy includes more than $1.8 billion in contracts awarded to Indigenous and local businesses, more than $13 million invested in local communities, non-profits and sponsorships, and approximately 25,700 full-time- equivalent jobs created in British Columbia through the course of the pipeline’s multi-year construction. The pipeline was built with the support of 20 elected Indigenous communities along the project route, with long- term agreements that remain in place and continue to provide benefits. Those relationships, together with partnerships with local communities, governments, contractors and project partners will continue to be central as CGL Phase 2 moves into execution. CGL Phase 2 construction is expected to deliver direct benefit to Indigenous and local communities through jobs, contracting, and training and skills development opportunities. It’s estimated that up to 2,100 people will be employed on CGL Phase 2 during peak construction across five sites. The indirect spinoff and economic activity Exhibit 99.1 generated by investments in nation-building infrastructure strengthens local economies and helps fund the services that families, communities and businesses rely on every day. Connecting Canadian energy to growing global demand “Canada’s investment supercycle is underway—and LNG Canada Phase 2 and the expansion of Coastal GasLink are another powerful vote of confidence in Canadian energy and the Canadian economy. This investment will help get more Canadian energy to growing global markets, create good jobs and new opportunities for Indigenous and local communities, and strengthen our position as a reliable supplier to our partners around the world. This is what it looks like to build Canada into an energy superpower and the strongest economy in the G7.” — The Honourable Tim Hodgson, Minister of Energy and Natural Resources Global demand for secure, reliable and affordable energy continues to grow, reinforcing the critical role of Canadian natural gas exports in supporting the country’s allies and contributing to global emissions reduction. TC Energy’s latest outlook identifies LNG exports as the largest driver of North American natural gas demand growth over the next decade. Phase 2 will increase transportation capacity for its customers, without building any additional pipeline, and connect more Canadian natural gas supply to LNG Canada, strengthening Canada’s ability to serve growing global LNG markets as a trusted partner. CGL Phase 2 construction is expected to commence in early 2027, with anticipated in-service in the early 2030s. CGL Phase 2 infrastructure will be operated by TC Energy, a co-owner of CGL. About TC Energy We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. For over 75 years, we have proudly connected the world to the energy it needs. Every day, we move more than 30 per cent of the natural gas used across the continent and connect LNG exports to global markets—powering communities and industries. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure delivers affordable, reliable and sustainable energy across North America. We carry forward a legacy of nation-building energy infrastructure and strong partnerships. By working with communities, businesses and leaders across our extensive energy network, we create opportunities today and for generations to come. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements regarding the expected scope, cost, timing and benefits of Coastal GasLink Phase 2, anticipated commencement of construction and in-service dates, anticipated employment numbers during peak construction, expected economic benefits to Indigenous and local communities, anticipated increase in pipeline transportation capacity, and expectations on the role of Canadian natural gas in meeting growing global LNG demand. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements and future-oriented financial information in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2025 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward- looking information" section of our Report on Sustainability which is available on our website at www.TCEnergy.com. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Investor Relations investor_relations@tcenergy.com 403-920-7911 or 800-361-6522